REGISCORPORATION

March 17, 2014
Via Email: dcaoletters@sec.gov

Mark Kronforst
Chief Accountant
Office of Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Regis Corporation - Request for Relief From the Requirement to Provide Separate Financial Statements
     of Provalliance

Dear Mr. Kronforst:

In connection with Regis Corporation's ("Regis", the "Company" or "we") response to the Staff's comment
letter received February 20, 2014, the Company re-evaluated Rule 3-09 of Regulation S-X for each of its
unconsolidated subsidiaries. As a result of the re-evaluation, pursuant to the income test of Rule 1-02(w) of
Regulation S-X, the Company determined its unconsolidated subsidiary, Provalliance, yielded a result of
23.99%, which exceeded the 20% significance threshold as defined in Rule 3-09 for fiscal year 2013. This was
the only year in which any of the tests exceeded 20%.

Although Provalliance exceeded the significance threshold, the Company does not believe separate financial
statements of Provalliance are necessary to reasonably inform investors for reasons discussed below.
Accordingly, Regis hereby respectfully requests the staff of the Division of Corporation Finance ("the Staff")
grant the Company relief from the requirement to provide financial statements of Provalliance for the stub
period from January 1, 2012 through September 27, 2012 ("Stub Period"), the date we sold our interest in
Provalliance, and the years ended December 31, 2011 and 2010.

Background

On April 9, 2012, we entered into an agreement to sell the Company's 46.7% equity interest in Provalliance to
the Provost Family for a purchase price of €80 million. As a result of entering into the agreement, the Company
recorded a $37.4 million other than temporary impairment charge related to the difference between the expected
sale price and the carrying value of its investment in Provalliance during the fourth quarter of fiscal year 2012.
During the first quarter of fiscal year 2013, the Company continued to record increases in its equity investment
balance for its proportionate share of earnings under the equity method. After recording the equity investment
income, the Company recorded additional investor level impairments offsetting the equity income recorded to
reduce the equity investment balance to the expected sale value. The transaction closed on September 27, 2012,
during the Company's first quarter of fiscal year 2013, for the agreed upon price of €80 million, or
$103.4 million. Provalliance had a calendar year-end reporting period.

On July 13, 2012, during the first quarter of fiscal year 2013, the Company entered into an agreement to sell its
Hair Club for Men and Women business (Hair Club) for $163.5 million and determined Hair Club qualified as a

discontinued operation. As of and for the quarter ended September 30, 2012, the Company's first quarter of fiscal year 2013, the Company classified the results of operations of Hair Club as a discontinued operation and retrospectively revised the Company's historical financial statements for all periods presented. On April 9, 2013, the Company completed its sale of Hair Club.

Facts and Circumstances to be Considered

Regis is requesting relief from the requirement to file financial statements of Provalliance for the Stub Period and the years ended December 31, 2011 and 2010 for the following reasons:

- **The Company sold Provalliance on September 27, 2012.** Given the Company's sale of Provalliance during the first quarter of fiscal year 2013, the Company does not believe separate financial statements of Provalliance are necessary to reasonably inform investors of the Company's current and future financial condition, results of operations and cash flows. Rather, both the non-financial statement section and the financial statements in our annual report on Form 10-K for the year ended June 30, 2013 provided disclosure about the Company's sale of its investment in Provalliance and the impact that Provalliance had on the consolidated financial statements. We believe this disclosure provides investors with sufficient information.

- **The earnings of Provalliance in the separate financial statements of the investee were offset by an investor level recorded impairment.** In fiscal year 2013, the Company's share of investee pre-tax earnings and recognition of basis differences of $3.4 million for Provalliance was offset by an investor level impairment of an equivalent amount to write its investment in Provalliance down to the contractual sale value. The Company entered into a fixed purchase price to sell Provalliance on April 9, 2012 for €80 million. During the fiscal year 2012, the Company recorded an impairment charge to reduce the carrying value of the investment to its expected sale value of €80 million. The Company expected to realize €80 million for its investment upon sale, and thus when the equity investment was increased to recognize equity income in fiscal year 2013 an equal and offsetting investor impairment was recognized to reduce the carrying value of the investment to €80 million. Due to the planned sale of Provalliance for a fixed purchase price, we believe investors were indifferent to the operating performance of this equity investment since April 2012, but were instead focused on the recoverability of the investment in connection with the planned sale. Pursuant to the Staff's guidance in Section 2410.3 of the Division of Corporation Finance's Financial Reporting Manual, the investor level impairment was appropriately excluded from the numerator of the income test. However, had the investor level impairment been included in the numerator for purposes of the significance calculation, the income significance test would have yielded 0.0%.

- **The Company had close to break-even results for fiscal year 2013.** On a pretax from continuing operations basis, the Company had a small loss of $4.4 million, including the results from equity affiliates. Using the five-year average, our income was $14.3 million. The five-year average number was impacted by losses during the last three fiscal years that were mainly attributable to large impairment charges. On an absolute basis, the fiscal year 2013 results were significantly lower than prior years. Additionally, the results were very small in relation to the size of our Company, which has revenue in excess of $2 billion. Accordingly, we do not believe separate financial statements of Provalliance are necessary to understand our financial statements.

- **The Company no longer has a business relationship with Provalliance.** The Company does not have separate financial statements of Provalliance for the investee's year ended December 31, 2012. The Company did not reasonably expect the equity investment would be significant during the Company's fiscal year 2013 and therefore, neither separate financial statements nor an audit of the separate financial statements as of the date of the sale were required under its ownership or sale agreements. Provalliance has no contractual obligation to the Company to provide separate financial statements for the investee's year ended December 31, 2012. The Company believes it will not be able to obtain separate audited or unaudited financial statements from the current owners to comply with Rule 3-09 without significant hardship and undue expense.

Calculation of the significance tests for fiscal years 2013, 2012 and 2011, both including and excluding the presentation of Hair Club as a discontinued operation, as prescribed by Rule 1-02(w), have been included as Attachments.

In summary, the Company believes the determination of the significance of its investment in Provalliance was impacted by the convergence of multiple unique events, including the sale of Provalliance on September 27, 2012, the reporting of Hair Club as a discontinued operations in the same quarter as the sale of Provalliance, the unique accounting associated with the fixed sale price of Provalliance and our close to break-even results for fiscal year 2013. The Company determined Provalliance was a significant unconsolidated subsidiary in fiscal year 2013 in accordance with Rules 3-09 and 1-02(w) of Regulation S-X; however, for reasons discussed above, we do not believe financial statements of Provalliance are necessary for investor protection. While we recognize we should have submitted this letter prior to filing our annual report for the fiscal year ended June 30, 2013, we do not believe this oversight should result in the need to provide financial statements that would not be meaningful to investors.

Based on the foregoing, the Company respectfully requests the Staff grant the Company relief from the requirement to provide financial statements of Provalliance for the Stub Period and the years ended December 31, 2011 and 2010 in filings with the Commission. If you have any comments or questions, please do not hesitate to contact me at (952) 947-7975.

Sincerely,

/s/ Steven M. Spiegel
Steven M. Spiegel
Executive Vice President and Chief Financial Officer

Attachments

CC: Ms. Jill Davis, Associate Chief Accountant, Office of Chief Accountant, Division of Corporation Finance
Mr. Robert Shapiro, Staff Accountant, Division of Corporation Finance